July 18, 2011

Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Vaughn:

Re:           The Toronto-Dominion Bank
Form 40-F for the Fiscal Year Ended October 31, 2010
Filed December 2, 2010
Forms 6-K
Filed May 26, 2011 and July 5, 2011
File No. 1-14446

Thank you for your letter dated July 13, 2011 regarding the above referenced filings.  As Xihao Hu, Senior Vice President and Chief Accountant of The Toronto Dominion Bank (“TD”) discussed with you on Friday, July 15, 2011, we are currently working on a response to your letter, and we confirm our intention to submit our response by August 19, 2011.  Please contact myself at (416) 308-8279 or Xihao at (416) 983-1671 if you require additional information.

Very truly yours,

/s/  Colleen Johnston__________________
Colleen Johnston
Group Head Finance and Chief Financial Officer

cc:  Lindsay McCord (United States Securities and Exchange Commission)

                     Member of TD Bank Group